Exhibit 99.1
 Q1 2023 Update  April 25th, 2023  1

 Table of  Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  22  p.04  p.06  p.13  p.16  p.22  p.25

Executive Summary

The strength we saw exiting 2022 continued into 2023, as nearly all of our Q1 KPIs surpassed expectations. MAU net additions of 26 million were 15 million above guidance, our highest Q1 ever and the fifth quarter in a row of accelerating Y/Y growth. Subscriber net additions of 5 million also reflected a material uptick vs. the prior year trend and were 3 million above guidance. Revenue growth was slightly below our expectations due to macro-related variability in our advertising business. However, Gross Margin exceeded guidance by 30 bps. The Operating Loss was also better, aided by lower marketing spend, and the business generated €57 million in Free Cash Flow.

Overall, we are encouraged by the strong start to 2023.

USER & FINANCIAL SUMMARY	Q1 2022	Q4 2022	Q1 2023	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	422	489	515	22%	5%
Premium Subscribers	182	205	210	15%	2%
Ad-Supported MAUs	252	295	317	26%	7%
FINANCIALS (€M)					
Premium	2,379	2,717	2,713	14%	0%
Ad-Supported	282	449	329	17%	-27%
Total Revenue	**2,661**	**3,166**	**3,042**	**14%**	**-4%**
Gross Profit	671	801	766	14%	-4%
Gross Margin	**25.2%**	**25.3%**	**25.2%**	--	--
Operating (Loss)/Income	**(6)**	**(231)**	**(156)**	--	--
Operating Margin	(0.2%)	(7.3%)	(5.1%)	--	--
Net Cash Flows From Operating Activities	37	(70)	59	--	--
Free Cash Flow[1]	**22**	**(73)**	**57**	--	--

[1] Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

Spotify
3

Key Highlights

Record high Q1 MAU growth of 26 million net additions

- MAUs grew 22% Y/Y to 515 million, 15 million above guidance. Net additions of 26 million represented our largest ever Q1 growth and second largest quarterly net addition performance in our history
- Broad-based MAU outperformance driven by higher reactivations, improved retention and marketing efficiencies
- Premium Subscribers grew 15% Y/Y to 210 million, 3 million above guidance, aided by top-of-funnel strength

14% Y/Y Revenue growth and 25.2% Gross Margin

- Total Revenue grew 14% Y/Y to €3.0 billion
- Premium Revenue grew 14% Y/Y to €2.7 billion
- Ad-Supported Revenue grew 17% Y/Y to €329 million
- Gross Margin finished above guidance at 25.2%, primarily as a result of favorability in Other Cost of Revenue[1]

Multiple updates to the Spotify experience unveiled at Stream On

- Launched the beta version of AI DJ to users in North America, strengthening our efforts in personalization
- Unveiled a new, dynamic and interactive foreground experience that makes the discovery of new music, podcast and audiobook content faster, easier and more engaging than ever before
- Announced several new tools and features for creators, including Showcase, Spotify Clips, Countdown Pages, Spotify for Podcasters and more

Spotify

[1] Other Cost of Revenue includes streaming delivery costs, payment fees, customer service and other content costs.

4

 Key Highlights: Actuals vs. Guidance  Premium Subscribers (M)  Users  Financials  Monthly Active Users (M)  Above  Above  515  210  Results  Q1 2023 Actuals  Results  Q1 2023 Actuals  Guidance  Total Revenue (€B)  Below  €3.0  €3.1  Gross Margin  Above  25.2%  24.9%  Operating (Loss)/Income (€M)  Above  (€ 156)  (€ 194)  6  Guidance  500  207

 FINANCIAL  SUMMARY  6

 Financial Summary  ¹ Free Cash Flow is a non-IFRS measure. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  USER, FINANCIAL & LIQUIDITY SUMMARY  Q1 2022  Q2 2022  Q3 2022  Q4 2022  Q1 2023  Y/Y  USERS (M)  Total Monthly Active Users ("MAUs")  422  433  456  489  515  22%  Premium Subscribers  182  188  195  205  210  15%  Ad-Supported MAUs  252  256  273  295  317  26%  FINANCIALS (€M)  Premium  2,379  2,504  2,651  2,717  2,713  14%  Ad-Supported  282  360  385  449  329  17%  Total Revenue  2,661  2,864  3,036  3,166  3,042  14%  Gross Profit  671  704  750  801  766  14%  Gross Margin  25.2%  24.6%  24.7%  25.3%  25.2%  --  Operating (Loss)/Income  (6)  (194)  (228)  (231)  (156)  --  Operating Margin  (0.2%)  (6.8%)  (7.5%)  (7.3%)  (5.1%)  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  37  39  40  (70)  59  --  Free Cash Flow¹  22  37  35  (73)  57  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.6  3.6  3.7  3.4  3.5  --  7

 Revenue  Profitability  Free Cash Flow & Liquidity  Revenue of €3,042 million grew 14% Y/Y in Q1 (or 13% Y/Y constant currency), reflecting:  Premium Revenue growth of 14% Y/Y (or 13% Y/Y constant currency), led by subscriber gains; and  Ad-Supported Revenue growth of 17% Y/Y (or 13% Y/Y constant currency)  Gross Margin was 25.2% in Q1, flat Y/Y reflecting:  Continued growth in Marketplace activity and improvement in podcast profitability; offset by  Higher Other Cost of Revenue  Operating Loss of (€156) million reflected the above and Operating Expense growth of 36% Y/Y (or 34% Y/Y constant currency), reflecting:  Higher personnel costs due primarily to Y/Y headcount growth; partially offset by  Lower marketing and legal costs  Additionally, Operating Expense growth was impacted by:  Y/Y changes in Social Charges, which accounted for roughly one third of Operating Expense growth; and  Severance-related charges associated with our Q1 workforce reduction, which had an unfavorable ~600 bps impact on Operating Expense growth  Free Cash Flow was €57 million in Q1. Capital expenditures decreased €8 million Y/Y to €2 million in the quarter. Our liquidity and balance sheet remained strong, with €3.5 billion in cash and cash equivalents, restricted cash and short term investments. At the end of Q1, our workforce consisted of 9,646 FTEs globally.  Financial Summary  * Constant currency measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  8

 Revenue  Consistent Premium growth, led by subscribers  Premium Revenue grew 14% Y/Y to €2,713 million (or 13% Y/Y constant currency, comparable to Q4’22 performance), reflecting subscriber growth of 15% Y/Y and Premium ARPU¹ decline of 1% Y/Y to €4.32 (or down 2% constant currency). Excluding the impact of FX, ARPU performance was slightly impacted by product and market mix.  Broad based Ad-Supported growth  Ad-Supported revenue grew 17% Y/Y with double-digit Y/Y growth across nearly all regions. Music advertising revenue grew low  double-digits Y/Y, reflecting double-digit Y/Y growth in impressions sold, partially offset by softer pricing due to the current macroeconomic environment. Podcast revenue grew nearly 20% Y/Y, driven by Original and Exclusive podcasts where sold impressions grew strong  double-digits and CPMs increased high single-digits. The Spotify Audience Network saw double digit Q/Q growth in participating publishers and shows.  ¹ Premium Average Revenue per User (“ARPU”)  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  9

 Premium Gross Margin was 28.6% in Q1, up 23bps Y/Y. The Y/Y trend reflects improvement in Premium profitability (aided by Marketplace growth).  Gross Margin  Marketplace and podcasting benefits offset by higher Other Cost of Revenue  Gross Margin finished at 25.2% in Q1, flat Y/Y. The Y/Y trend reflects improved music profitability and improving podcast profitability, which were offset by Other Cost of Revenue.  Ad-Supported Gross Margin was (3.0)% in Q1, down 162 bps Y/Y. The Y/Y trend  reflects improving Ad-supported music and podcast profitability, offset by higher Other Cost of Revenue.  10

 Operating Expenses  Primarily driven by residual headcount growth  Operating Expenses grew 36% Y/Y (or 34% constant currency), driven primarily by higher personnel costs related to the headcount expansion we undertook over the course of 2022. This was partially offset by lower marketing and legal costs in the quarter, as well as the beginnings of select efficiency initiatives. Operating Expense growth was also impacted by severance charges of €41 million (~600 bps Y/Y) and Y/Y changes in Social Charge movements of €68 million (1,200 bps Y/Y).  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €12 million in the current period vs. (€56) million in the prior year period.  Looking ahead, we continue to anticipate a meaningful improvement in our Operating Expense ratios and Operating Income/(Loss) in 2023 and beyond.  10

 Free Cash Flow  Building and sustaining a strong balance sheet  Free Cash Flow was €57 million in Q1, an increase Y/Y as higher Operating Loss was more than offset by favorable movements in net working capital and higher interest income. Additionally, capital expenditures declined €8 million Y/Y to €2 million as a result of the completion of office build-outs.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged over €200 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. On a cumulative basis, we have generated €1.4 billion of Free Cash Flow since Q1’16, supporting our strong balance sheet and €3.5 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since Q1’16.  12

 MAUS  & SUBSCRIBERS  13

 Total MAUs grew 22% Y/Y to 515 million, up from 489 million last quarter and above our guidance by 15 million. Quarterly performance versus our guidance was impacted by:  Outperformance across all regions driven by reactivations and a Q/Q decrease in Ad-Supported MAU churn  Record Q1 net additions in nearly all age demographics across both developed and developing markets  Continued momentum as a result of increased brand awareness, retention improvements and performance marketing efficiencies  Monthly Active Users (MAUs)  14

 Our Premium Subscribers grew 15% Y/Y to 210 million, up from 205 million last quarter. Quarterly performance versus our guidance was impacted by:  Outperformance across all regions, led by Europe and Latin America  Higher top-of-funnel growth driving increased subscribers  Regional campaign outperformance and continued strength in multi-user plans  Premium Subscribers  14

 PRODUCT  & PLATFORM  16

 AI DJ Launch  During the quarter, we launched a beta version of AI DJ to users in North America to allow for deeper discovery and personalization. AI DJ combines the power of our personalization technology with cutting-edge generative AI and a realistic AI voice enabled by technology from our previous acquisition of Sonantic. The DJ currently attracts millions of active users each week, representing more than 25% of user consumption on days when they listen to the DJ.  25

 2023 Stream On Creator Highlights  Invited new listeners and fans to connect with artists and build fandom with the launch of Countdown Pages, Spotify Clips and concert integrations in-app.  Announced ways to help artists amplify their content with campaign and audience development tools such as Showcase and Discovery Mode self-serve.  Created a one-stop-shop for creators to access our tools, including  in-depth analytics and the feature set of our podcast creation platform, Anchor, with our newly relaunched Spotify for Podcasters platform.  Enhanced podcast monetization opportunities with our new Patreon partnership announcement which allows podcasters to offer  Patreon-exclusive content to listeners on Spotify.  25

 Redesigned Spotify User Experience  At Stream On, we announced one of the biggest changes to our user experience. With this new design, we’re giving fans an even more active role in the audio discovery process and giving creators even more space to share their work. Powered by advanced recommendations, new visual canvases and a completely new and interactive design, we’re making discovering new audio easier than ever before, helping introduce users to their next favorite artist, podcast or book.  25

 Podcasting  Announced a multiyear exclusive video partnership with Markiplier for Distractible and Go! My Favorite Sports Team.  Brought British journalist Louis Theroux to the platform with the announcement of his new Spotify original podcast, the Louis Theroux Podcast.  Two new publishers join the Spotify Audience Network: NPR & Immediate Media.  Revealed that Forbidden Fruits with Julia Fox and Niki Takesh will return for a Season 2 and the new episodes will be released as an all-video podcast.  25

 Music  Morgan Wallen released his third studio album One Thing At A Time breaking records for the  most-streamed album in a single day by a male artist.  Debuted RapCaviar Presents, a six- episode documentary on Hulu exploring the music and lives of rap’s biggest stars.  Rosalia became the first artist to be celebrated across both FC Barcelona's men's and women's teams, with a special jersey for the El Clásico matches in March.  In January, Miley Cyrus released her highly anticipated new single Flowers which became the most-streamed song in a single week in Spotify history.  25

 OUTLOOK  25

 Outlook for Q2’23  The following forward-looking statements reflect Spotify’s expectations for Q2 2023 as of April 25, 2023 and are subject to substantial uncertainty.  Total MAUs  530 million  Implies the addition of approximately 15 million net new MAUs in the quarter  Total Premium Subscribers  217 million  Implies the addition of approximately 7 million net new subscribers in the quarter  Total Revenue  €3.2 billion  Assumes approximately 300 bps headwind to growth Y/Y due to foreign exchange rate movements  Gross Margin  25.5%  Reflects Y/Y improvement in music and podcasting and the lapping of last year’s Car Thing charge and changes in prior period estimates for rightsholder liabilities  Operating (Loss)/Income  €(129) million  Assumes approximately 200 bps benefit to Operating Expense growth Y/Y due to foreign exchange movements  25

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ123. Participants also may join using the listen-only conference line by registering through the following site: https://conferencingportals.com/event/txExvogt  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, and General and administrative expense excluding foreign exchange effect are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Operating expense, Sales and marketing expense, Research and development expense, and General and administrative expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to be profitable or generate positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and strategic alliances; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology structure and systems or the security of confidential information; undetected errors, bugs or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access to additional capital to support growth; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including the continuing effects of the COVID-19 pandemic, rising inflation and interest rates, financial market volatility resulting from recent bank failures, the continued conflict between Russia and Ukraine, and supply chain disruptions; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 2, 2023, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.  25

 FINANCIAL  STATEMENTS  25

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  27

 Trending Charts  Gross Profit By Segment, Gross Margin By Segment & Free Cash Flow  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  27

 28  Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  March 31, 2023  December 31, 2022  March 31, 2022  Revenue  3,042  3,166  2,661  Cost of revenue  2,276  2,365  1,990  Gross profit  766  801  671  Research and development  435  415  250  Sales and marketing  347  453  296  General and administrative  140  164  131  922  1,032  677  Operating loss  (156)  (231)  (6)  Finance income  27  26  175  Finance costs  (77)  (86)  (14)  Finance income/(costs) - net  (50)  (60)  161  (Loss)/income before tax  (206)  (291)  155  Income tax expense/(benefit)  19  (21)  24  Net (loss)/income attributable to owners of the parent  (225)  (270)  131  (Loss)/earnings per share attributable to owners of the parent  Basic  (1.16)  (1.40)  0.68  Diluted  (1.16)  (1.40)  0.21  Weighted-average ordinary shares outstanding  Basic  193,562,462  193,228,229  192,476,022  Diluted  193,562,462  193,228,229  197,077,256

 March 31, 2023  December 31, 2022  Assets  Non-current assets  Lease right-of-use assets  413  417  Property and equipment  331  348  Goodwill  1,155  1,168  Intangible assets  115  127  Long term investments  1,134  1,138  Restricted cash and other non-current assets  77  78  Deferred tax assets  11  8  3,236  3,284  Current assets  Trade and other receivables  555  690  Income tax receivable  5  5  Short term investments  995  867  Cash and cash equivalents  2,443  2,483  Other current assets  295  307  4,293  4,352  Total assets   7,529   7,636  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  4,864  4,789  Treasury shares  (262)  (262)  Other reserves  1,615  1,521  Accumulated deficit  (3,875)  (3,647)  Equity attributable to owners of the parent  2,342  2,401  Non-current liabilities  Exchangeable Notes  1,156  1,128  Lease liabilities  546  555  Accrued expenses and other liabilities  17  28  Provisions  3  3  Deferred tax liabilities  6  5  1,728  1,719  Current liabilities  Trade and other payables  850  845  Income tax payable  9  11  Deferred revenue  524  520  Accrued expenses and other liabilities  2,025  2,093  Provisions  27  26  Derivative liabilities  24  21  3,459  3,516  Total liabilities  5,187  5,235  Total equity and liabilities   7,529   7,636  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)  28

 28  March 31, 2023  December 31, 2022  March 31, 2022  Operating activities  Net (loss)/income  (225)  (270)  131  Adjustments to reconcile net (loss)/income to net cash flows  Depreciation of property and equipment and lease right-of-use assets  31  32  27  Amortization of intangible assets  13  18  10  Share-based compensation expense  105  100  68  Finance income  (27)  (26)  (175)  Finance costs  77  86  14  Income tax expense/(benefit)  19  (21)  24  Other  (5)  3  4  Changes in working capital:  Decrease/(increase) in trade receivables and other assets  118  (69)  59  (Decrease)/increase in trade and other liabilities  (57)  74  (103)  Increase in deferred revenue  6  16  6  Increase/(decrease) in provisions  1  (2)  (3)  Interest paid on lease liabilities  (10)  (13)  (13)  Interest received  23  20  1  Income tax paid  (10)  (18)  (13)  Net cash flows from/(used in) operating activities  59  (70)  37  Investing activities  Business combinations, net of cash acquired  —  —  (79)  Payment of deferred consideration pertaining to business combination  (7)  —  (6)  Purchases of property and equipment  (2)  (5)  (10)  Purchases of short term investments  (237)  (168)  (133)  Sales and maturities of short term investments  111  71  78  Change in restricted cash  —  2  (5)  Other  13  (1)  (1)  Net cash flows used in investing activities  (122)  (101)  (156)  Financing activities  Payments of lease liabilities  (15)  (12)  (10)  Lease incentives received  2  —  2  Proceeds from exercise of stock options  74  —  43  Repurchases of ordinary shares  —  —  (2)  Payments for employee taxes withheld from restricted stock unit releases  (13)  (9)  (11)  Net cash flows from/(used in) financing activities  48  (21)  22  Net decrease in cash and cash equivalents  (15)  (192)  (97)  Cash and cash equivalents at beginning of the period  2,483  2,851  2,744  Net foreign exchange (losses)/gains on cash and cash equivalents  (25)  (176)  74  Cash and cash equivalents at period end  2,443  2,483  2,721  Interim condensed consolidated statement of cash flows  (Unaudited) (in € millions)  Three months ended

 March 31, 2023  December 31, 2022  March 31, 2022  Basic (loss)/earnings per share  Net (loss)/income attributable to owners of the parent  (225)  (270)  131  Shares used in computation:  Weighted-average ordinary shares outstanding  193,562,462  193,228,229  192,476,022  Basic (loss)/earnings per share attributable to owners of the parent   (1.16)   (1.40)   0.68  Diluted (loss)/earnings per share  Net (loss)/income attributable to owners of the parent  (225)  (270)  131  Fair value gains on dilutive Exchangeable Notes  —  —  (90)  Net (loss)/income used in the computation of diluted (loss)/earnings per share  (225)  (270)  41  Shares used in computation:  Weighted-average ordinary shares outstanding  193,562,462  193,228,229  192,476,022  Exchangeable Notes  —  —  2,911,500  Stock options  —  —  1,055,820  Restricted stock units  —  —  562,670  Other contingently issuable shares  —  —  71,244  Diluted weighted-average ordinary shares  193,562,462.00  193,228,229.00  197,077,256.00  Diluted (loss)/earnings per share attributable to owners of the parent   (1.16)   (1.40)   0.21  Calculation of basic and diluted (loss)/earnings per share  28  (Unaudited)  (in € millions, except share and per share data)  Three months ended

 28  March 31, 2023  March 31, 2022  IFRS revenue  3,042  2,661  Foreign exchange effect on 2023 revenue using 2022 rates  26  Revenue excluding foreign exchange effect  3,016  IFRS revenue year-over-year change %  14%  Revenue excluding foreign exchange effect year-over-year change %  13%  IFRS Premium revenue  2,713  2,379  Foreign exchange effect on 2023 Premium revenue using 2022 rates  16  Premium revenue excluding foreign exchange effect  2,697  IFRS Premium revenue year-over-year change %  14%  Premium revenue excluding foreign exchange effect year-over-year change %  13%  IFRS Ad-Supported revenue  329  282  Foreign exchange effect on 2023 Ad-Supported revenue using 2022 rates  10  Ad-Supported revenue excluding foreign exchange effect  319  IFRS Ad-Supported revenue year-over-year change %  17%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  13%  Three months ended  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  March 31, 2023  March 31, 2022  IFRS Operating expenses  922  677  Foreign exchange effect on 2023 operating expenses using 2022 rates  14  Operating expenses excluding foreign exchange effect  908  IFRS Operating expenses year over year change %  36 %  Operating expenses excluding foreign exchange effect year-over-year change %  34 %  Three months ended

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Net cash flows from/(used in) operating activities	71	203	(9)	39	122	107	65	54	123	119	37	39	40	(70)	59
Capital expenditures	(26)	(32)	(12)	(14)	(17)	(35)	(24)	(20)	(25)	(16)	(10)	(5)	(5)	(5)	(2)
Change in restricted cash	3	(2)	—	2	(2)	2	—	—	1	—	(5)	3	—	2	—
Free Cash Flow	**48**	**169**	**(21)**	**27**	**103**	**74**	**41**	**34**	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023
Net cash flows from operating activities	304	355	259	333	348	349	361	333	318	235	46	68
Capital expenditures	(84)	(75)	(78)	(90)	(96)	(104)	(85)	(71)	(56)	(36)	(25)	(17)
Change in restricted cash	3	(2)	2	2	—	3	1	(4)	(1)	(2)	—	5
Free Cash Flow	**223**	**278**	**183**	**245**	**252**	**248**	**277**	**258**	**261**	**197**	**21**	**56**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended						
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Net cash flows from operating activities	101	179	344	573	259	361	46
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**

33